UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission File Number 1-12378
Profit Sharing Plan of NVR, Inc. and Affiliated Companies

(Full name of the Plan)
NVR, Inc.
11700 Plaza America Drive, Suite 500
Reston, Virginia 20190
(703) 956-4000

(Name of issuer of securities held pursuant to the Plan and the address and phone number of its principal executive offices)

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Form 11-K
INDEX

Report of Independent Registered Public Accounting Firm
Profit Sharing Trust Committee
NVR, Inc. and Affiliated Companies:
We have audited the accompanying statements of net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies as of December 31, 2009 and 2008 and the changes in net assets available for plan benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4(i) schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s Administrator. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/KPMG LLP
McLean, Virginia
June 29, 2010

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Statements of Net Assets Available for Plan Benefits
(in thousands)

	December 31,
	2009	2008
Assets
Investments:
Plan interest in master trust, at fair value	$207,744	$174,359

Loans to participants	4,314	4,163
Receivables:
Employee contributions	7	10
Interest, dividends and other	6	2

Total receivables	13	12

Total assets	212,071	178,534

Liabilities
Due to participants	372	324

Total liabilities	372	324

Net assets reflecting all investments at fair value	211,699	178,210

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	400	1,237

Net assets available for plan benefits	$212,099	$179,447

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2009
(in thousands)
Additions to net assets attributable to:

Participation in investment income of master trust:
Net appreciation in fair value of investments	$51,725
Interest and dividends	2,165

53,890

Contributions:
Employee	12,152
Rollovers	233

12,385

Transfer in	930

Total additions	$67,205

Deductions from net assets attributable to:

Benefits paid to participants	(34,531)

Administrative expenses	(22)

Total deductions	(34,553)

Net increase in assets available for plan benefits	32,652
Net assets available for plan benefits at beginning of year	179,447

Net assets available for plan benefits at end of year	$212,099

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2009
(dollars in thousands)
1. Description of Plan and Benefits
The following description of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies (the “Plan” or “PSP”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution, profit-sharing retirement plan, and covers substantially all employees of NVR, Inc. and its affiliated companies (“NVR” or “the Company”). The Plan is administered by a Profit Sharing Trust Committee (the “Plan Administrator”), which is designated by the Board of Directors of NVR, Inc. (the “Board”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan Year begins each January 1st and ends each December 31st.

Employee Eligibility

All full-time and part-time employees are eligible to participate in the Plan immediately upon employment. The Plan excludes any employee covered by a collective bargaining agreement negotiated in good faith with the Company and leased employees.

Contributions

The Plan provides for eligible Plan participants to make voluntary salary deferral contributions (VSDC) from 1% to 13% of their current salary on a combined pre-tax and post-tax basis into the Plan for investment. All investment funds provided in the Plan are available for employee VSDC. A participant’s pre-tax deferral was limited to a maximum contribution of $16.5 during 2009 and $15.5 during 2008. Participants may change their salary deferral percentages periodically, but participants generally cannot withdraw fund balances before termination, retirement, death or total permanent disability unless certain hardship conditions exist.

As a result of the Economic Growth and Tax Relief Reconciliation Act of 2001, the Plan was amended to allow participants the option of making “catch-up” contributions to the Plan. Participants who reached age 50 or older before the close of the calendar year and have deferred the maximum amount allowed under the Plan, have the option to make additional pre-tax salary deferrals. The maximum “catch-up” contribution for 2009 and 2008 were $5.5 and $5.0, respectively.

In accordance with the Plan, the Company may declare a program of matching contributions. The Company suspended its Company match program for the 2009 Plan Year. In 2008, the Company matched up to the first five hundred dollars of individual participants’ VSDC. NVR contributed $1,427 in matching contributions during 2008. Matching contributions are invested in participant’s accounts in the Plan as directed by participants.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2009
(dollars in thousands)
Vesting and Forfeitures

Employees vest in Company matching contributions contributed prior to January 1, 2002 at the rate of 20% per year beginning with the completion of their third year of service. Company matching contributions made after December 31, 2001 vest at the rate of 20% per year beginning with the completion of the second year of service. Full vesting is also attained upon an employee’s termination on account of death or total disability, or upon reaching normal retirement age. Participants are fully vested at all times in their VSDC account balances. Forfeitures of unvested amounts relating to terminated employees are allocated annually to the remaining participants in the Plan as of December 31, based upon the proportion that the participant’s compensation for that Plan Year bears to the total compensation received for such year by all participants sharing in the allocation, subject to the annual addition limitation and nondiscrimination requirement imposed under the Internal Revenue Code. Forfeitures of $178 in 2009 were allocated to participant accounts in 2010.

Investment Options

The Company selects the number and type of investment options available. The Plan’s recordkeeper (“Recordkeeper”) is responsible for maintaining an account balance for each participant. Each participant instructs the Recordkeeper how to allocate their account balances. The Recordkeeper values account balances daily. Each fund’s income and expenses are allocated to participant accounts daily in relation to their respective account balances. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

Payments of Benefits

Depending on various provisions and restrictions of the Plan, the method of benefit payment can be in the form of a lump-sum distribution or based on a deferred payment schedule. Amounts remaining in the Plan as a result of deferred payments are subject to daily fluctuations in value based on the underlying investments in each account.

Participant Loans

Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan generally cannot exceed the lesser of $50 or one-half of a participant’s total vested account balance. Generally, a loan bears interest at a fixed rate which is determined by the Profit Sharing Trust Committee. Such rate was prime plus 1% set at the date of loan origination for Plan Years 2009 and 2008. All loans are subject to specific repayment terms and are secured by the participant’s nonforfeitable interest in his/her account equivalent to the principal amount of the loan. Participants must pay any outstanding loans in full upon termination of service with the Company. Loans not repaid within the timeframe specified by the Plan subsequent to termination are considered to be in default and treated as a distribution to the terminated participant. Participant loans are recorded at cost, which approximates fair value.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2009
(dollars in thousands)
Administrative Expenses

Loan origination fees and trustee fees are paid by the Plan. All other administrative expenses are paid directly by the Company.
2. Summary of Significant Accounting Policies
Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Income

Interest income from investments is recorded on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Gains or losses on sales of investments are based on the change in market values since the beginning of the Plan Year, or their acquisition date if purchased during the Plan Year.

Investment Valuation and Transactions

All investments are carried at fair value except for fully benefit-responsive investment contracts. Under accounting standards generally accepted in the United States of America (“GAAP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contact value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Plan Benefits adjusts the fair value of the investment contract from fair value to contract value.

Net unrealized appreciation and depreciation is measured and recognized in the Statement of Changes in Net Assets Available for Plan Benefits as the difference between the fair value of investments remeasured at the financial statement date and the fair value at the beginning of the Plan Year or the original measurement at the investment purchase date if purchased during the Plan Year. Purchase and sale transactions are recorded on a trade-date basis.

Fair Value Measurements

Accounting Standard Codification (“ASC”) Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Plan’s assumptions (unobservable inputs). The hierarchy consists of three levels:

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2009
(dollars in thousands)

Level 1 –	Quoted market prices in active markets for identical assets or liabilities.

Investments in registered investment companies, pooled separate accounts, shares of the Company’s common stock, other common shares and cash are valued using quoted prices in active markets.

Level 2 –	Inputs other than Level 1 inputs that are either directly or indirectly observable.

Investments in a common collective trust (the Fund) are valued using the net asset value (NAV) provided by the trustee. The NAV is quoted in a private market, and is based on the fair value of the underlying assets owned by the Fund, which are predominantly traded in an active market. These investments are redeemable with the Fund at contract value under the Fund’s terms of operations. It is possible that these redemption rights may be restricted by the Fund in the future in accordance with the terms. Due to the nature of the investments held by the Fund, changes in market conditions and the economic environment may significantly impact the net asset value of the Fund, and the Plan’s interest in the Fund.

Level 3 –	Unobservable inputs developed using estimates and assumptions developed by the Plan, which reflect those a market participant would use. The Plan has no investments valued using Level 3 inputs.
The following table presents the financial instruments the Plan measures at fair value on a recurring basis, based on the fair value hierarchy as of December 31, 2009:

	Basis of Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Fair Value Measurements:
Investments in Registered Investment Companies	$117,070	—	—	117,070
NVR, Inc. common stock	64,602	—	—	64,602
Investments in Common Collective Trusts	—	21,516	—	21,516
Investments in Pooled Separate Accounts	61			61
Other common stock	1,471	—	—	1,471
Cash	3,024	—	—	3,024

Total	$186,228	21,516	—	207,744

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2009
(dollars in thousands)
The following table presents the financial instruments the Plan measures at fair value on a recurring basis, based on the fair value hierarchy as of December 31, 2008:

	Basis of Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Fair Value Measurements:
Investments in Registered Investment Companies	$102,846	—	—	102,846
NVR, Inc. common stock	46,082	—	—	46,082
Investments in Common Collective Trusts	—	22,934	—	22,934
Other common stock	1,018	—	—	1,018
Cash	1,479	—	—	1,479

Total	$151,425	22,934	—	174,359

     Payments of Benefits
Benefits are recorded as deductions when paid. At December 31, 2009 and 2008, refunds of $372 and $324, respectively, were due to participants for excess contributions made during the Plan Year and are reflected as a reduction of employee contributions in the Statement of Changes in Net Assets Available for Plan Benefits.
     Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of Plan activity during the reporting period. Accordingly, actual results may differ from those estimates.
3. Investments
The investments of the Plan are maintained in a master trust with the investments of the NVR, Inc. and Affiliated Companies Employee Stock Ownership Plan (“ESOP”). The Plan’s share of changes in the master trust and the value of the master trust have been reported to the Plan by the trustee as having been determined through the use of fair values for all investments, except for fully benefit-responsive investment contracts which are adjusted from fair value to contract value. See footnote 2 for further discussion of fully benefit-responsive investment contracts. The undivided interest of each Plan in the master trust is increased or decreased (as the case may be) (i) for the entire amount of every contribution received on behalf of the Plan, every benefit payment, or other expense attributable solely to such Plan, and every other transaction relating only to such Plan; and (ii) for accrued income, gain or loss, and administrative expense attributable solely to such Plan. The Plan’s interest in the master trust was approximately 39% and 42% as of December 31, 2009 and 2008, respectively.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2009
(dollars in thousands)
The following table presents the investments in the master trust at fair value for all investments except for fully benefit-responsive investment contracts which are presented at contract value:

	December 31,
	2009	2008
NVR, Inc. common stock	$348,565	$250,948
Investments in Registered Investment Companies	142,788	122,907
Investments in Common Collective Trusts	36,343	37,544
Investments in Pooled Separate Account	61	—
Other common stock	1,559	1,037
Cash	3,363	1,483

Total	$532,679	$413,919

The interests of each the PSP and ESOP participating in the master trust investments at December 31, 2009 and 2008 were as follows:

	2009	2008
NVR, Inc. and Affiliated Companies Employee Stock Ownership Plan	$324,535	$238,323
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	208,144	175,596

Investments in master trust	$532,679	$413,919

Net investment income for the master trust for the year ended December 31, 2009 was as follows:

Net investment gain due to appreciation of common stock	$133,280
Net investment gain due to appreciation in investments in Registered Investment Companies	32,014
Interest	10
Dividends	2,848

Net investment income in master trust	$168,152

The interest of each the PSP and ESOP participating in the net investment income in the master trust for the year ended December 31, 2009, was as follows:

NVR, Inc. and Affiliated Companies Employee Stock Ownership Plan	$114,262
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	53,890

Net investment income in master trust	$168,152

The income allocation variance between the PSP and ESOP is driven primarily by the investment mix within the respective plans. The ESOP requires holdings to be predominately invested in NVR, Inc. common stock; whereas the PSP has no similar requirements and thus holdings within the PSP are diversified among multiple investments.
The current value of the investments of the master trust attributable to the Plan which represent 5 percent or more of the Plan’s net assets at the end of each year, were as follows:

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2009
(dollars in thousands)

	December 31,
	2009	2008
Registered Investment Companies:
Fidelity Equity Inc. II Fund	$14,353	$13,958
Fidelity Growth Company Fund	20,043	26,914
Fidelity Diversified International Fund	13,621	11,355
Fidelity Balanced Fund	14,972	13,002

Common Collective Trust:
Fidelity Managed Income Portfolio Fund (1)	$21,916	$24,171

Employer securities:
NVR, Inc. Common Stock	$64,602	$46,082

(1)	Investment amounts at contract value. The fair value of the investment was $21,516 and $22,934 at December 31, 2009 and 2008, respectively.
4. Tax Status
The Plan received its latest determination letter on February 17, 2000 which stated that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and its related Trust is exempt from tax under section 501(a) of the Code. The Plan has been amended since receiving the determination letter; however, in the opinion of the Plan Administrator, the Plan and its underlying Trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.
5. The Stable Value Fund
The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (“GICs”) as part of offering the Fidelity Managed Income Portfolio Fund (the “Fund”). Contributions to this fund are invested in a portfolio of high quality short- and intermediate-term U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit quality asset-backed securities.
Participant accounts in the Fund are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
As discussed in footnote 2, because the GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs. The average yield of the Fund based on actual earnings was 3.16% and 3.57% at December 31, 2009 and 2008, respectively. The average yield of the Fund based on interest rate credited to participants was 1.20% and 3.04% at December 31, 2009 and 2008, respectively.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2009
(dollars in thousands)
6. Plan Termination
Although it has not expressed any intent to do so, the Plan Administrator has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, partial Plan termination or if the Sponsor suspends contributions indefinitely, affected participants will become fully vested in their accounts.
7. Parties-In-Interest
At December 31, 2009 and 2008, Plan investments of $124,326 and $115,944, respectively, are with parties-in-interest as they are investment funds of the trustee and recordkeeper, Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc.
At December 31, 2009 and 2008, investments held by the Plan included 90,898 shares and 101,002 shares of NVR, Inc. common stock, with a fair value of approximately $64,602 and $46,082, respectively. These qualify as exempt parties-in-interest transactions.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation from the financial statements to the Form 5500 of net assets available for plan benefits (in thousands):

	December 31,
	2009	2008
Net assets available for plan benefits as reported in the financial statements	$212,099	$179,447
Fully benefit responsive investment contracts (1)	(400)	(1,237)
Deemed distributions (2)	(139)	(85)

Net assets available for plan benefits as reported in the Form 5500	$211,560	$178,125

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2009
(dollars in thousands)
The following is a reconciliation from the financial statements to the Form 5500 of benefits paid to participants (in thousands):

Year ended
December 31, 2009
Benefit payments to participants as reported in the financial statements	$34,531
Deemed distributions, net	54

Benefit payments to participants as reported in the Form 5500	$34,585

(1)	Fully benefit-responsive investment contracts are included in the financial statements at contract value as opposed to at fair value in the Form 5500. See footnote 2 for additional discussion of fully benefit-responsive investment contracts.

(2)	Deemed distributions represent defaulted loan balances for which there were no post-default payment activity. These distributions are disregarded for reporting purposes within the 5500 but are reflected in the total loan balances for financial statement reporting purposes.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
EIN: 54-1394360
Plan Number: 333
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2009
(Dollars in thousands)

Column A	Column B	Column C	Column D
	Identity of issue, borrower,
	lessor, or similar party	Description of investment	Current Value
	Registered Investment Companies
*	Fidelity Growth Company	Registered investment company – 290,558 shares	$20,043
*	Fidelity Balanced Fund	Registered investment company – 915,177 shares	14,972
*	Fidelity Equity Inc. II	Registered investment company – 878,883 shares	14,353
*	Fidelity Diversified Int'l	Registered investment company – 486,464 shares	13,621
*	Fidelity Mid-Cap Stock Fund	Registered investment company – 375,155 shares	8,786
*	Fidelity Freedom Income	Registered investment company – 112,548 shares	1,209
*	Fidelity Freedom 2000	Registered investment company – 31,362 shares	356
*	Fidelity Freedom 2005	Registered investment company – 5,241 shares	53
*	Fidelity Freedom 2010	Registered investment company – 78,102 shares	977
*	Fidelity Freedom 2015	Registered investment company – 96,544 shares	1,006
*	Fidelity Freedom 2020	Registered investment company – 450,417 shares	5,653
*	Fidelity Freedom 2025	Registered investment company – 198,665 shares	2,064
*	Fidelity Freedom 2030	Registered investment company – 254,186 shares	3,149
*	Fidelity Freedom 2035	Registered investment company – 141,886 shares	1,456
*	Fidelity Freedom 2040	Registered investment company – 710,629 shares	5,088
*	Fidelity Freedom 2045	Registered investment company – 111,058 shares	941
*	Fidelity Freedom 2050	Registered investment company – 83,974 shares	701
*	Fidelity Total Bond	Registered investment company – 360,640 shares	3,776
	Spartan US Equity Index Fund	Registered investment company – 188,538 shares	7,434
*	Fidelity Low Priced Stock Fund	Registered investment company – 126,733 shares	4,048
	RS Sm Cap Growth A	Registered investment company – 84,347 shares	2,752
	ABF Sm Cap Val Inv	Registered investment company – 195,802 shares	3,035
	Aberdeen Int'l Equity	Registered investment company – 371 shares	4
	Alger Small Capital Class C	Registered investment company – 413 shares	2
	Amana Mutual Fund Trust Income	Registered investment company – 2,586 shares	74
	Amana Mutual Fund Trust Growth	Registered investment company – 7,521 shares	161
	Arisan International	Registered investment company – 2,080 shares	43
	Blackrock Health Sciences Port. CL C	Registered investment company – 1,469 shares	38
	Dodge & Cox International Stock Fund	Registered investment company – 1,321 shares	42
*	Fidelity New Markets Income	Registered investment company – 2,547 shares	38
*	Fidelity Contrafund	Registered investment company – 382 shares	22
*	Fidelity Ginnie Mae	Registered investment company – 895 shares	10
*	Fidelity Dividend Growth	Registered investment company – 476 shares	11
*	Fidelity Leveraged Company Stock	Registered investment company – 484 shares	11
*	Fidelity Select Industrial Materials	Registered investment company – 1,219 shares	66
	American Fundamental Investors Class C	Registered investment company – 68 shares	2
	FPA Crescent Institutional	Registered investment company – 240 shares	6
	Fairholme Fund	Registered investment company – 396 shares	12
	Oakmark Fund	Registered investment company – 305 shares	11
	Oakmark Equity & Income Fund	Registered investment company – 215 shares	6

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
EIN: 54-1394360
Plan Number: 333
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2009
(Dollars in thousands)

Heartland Value Plus	Registered investment company – 467 shares	$11
Hussman Strategic Total Return	Registered investment company – 413 shares	5
Icon Materials	Registered investment company – 1,723 shares	16
Icon Energy	Registered investment company – 1,252 shares	22
Janus Strategic Value Fund	Registered investment company – 986 shares	13
Janus High Yield Bond	Registered investment company – 2,851 shares	24
Janus Overseas	Registered investment company – 1,821 shares	78
Manning & Napier World Oppt Ser CL A	Registered investment company – 10,731 shares	87
Matthews Pacific Tiger Fund	Registered investment company – 2,556 shares	49
Matthews China Fund	Registered investment company – 226 shares	6
Oppenheimer Int’l Diversified Fund CL N	Registered investment company – 1,029 shares	11
Pimco Total Return Class D	Registered investment company – 10,928 shares	118
Parnassus Workplace	Registered investment company – 575 shares	11
T Rowe Price International Japan	Registered investment company – 282 shares	2
T Rowe Price Emerg Euro & Mediterranean	Registered investment company – 116 shares	2
Royce Value Fund	Registered investment company – 6,445 shares	65
Vanguard Energy	Registered investment company – 112 shares	7
Vanguard Specialized Gold & Prec Metals	Registered investment company – 450 shares	9
Vanguard Windsor II	Registered investment company – 20,325 shares	481
Vanguard Inflation Protected Secs	Registered investment company – 826 shares	10
Yacktman Focused Fund	Registered investment company – 695 shares	11

		$117,070

Common Collective Trusts
* Fidelity Managed Income Portfolio	Common collective trust – 21,916,369 shares	$21,516

Pooled Separate Account
U. S. Property Separate Account	Pooled separate account	$61

Employer Securities
* NVR, Inc.	NVR, Inc. common stock – 90,898 shares	$64,602

Common Stocks
Frontline LTD	Shares of stock – 700 shares	$19
Nordic American Tanker Shipping LTD	Shares of stock – 314 shares	9
Fortescue Metal Grp LTD	Shares of stock – 107 shares	—
Dryships Inc.	Shares of stock – 2,000 shares	12
Seaspan Corp	Shares of stock – 250 shares	2
Avi Biopharma Inc.	Shares of stock – 2,450 shares	4
Aceto Corp.	Shares of stock – 915 shares	5
Alcoa Inc.	Shares of stock – 5 shares	—
Anthracite Cap Inc.	Shares of stock – 1,393 shares	—
Apple Computer Inc.	Shares of stock – 90 shares	19
Automatic Data Processing Inc.	Shares of stock – 300 shares	13
Bank of America Corp	Shares of stock – 1,504 shares	23
Barclays BK PLC ETN	Shares of stock – 500 shares	20
Beazer Homes USA Inc.	Shares of stock – 4,000 shares	19
Berkshire Hathaway Inc	Shares of stock – 20 shares	66
Biocurex Inc.	Shares of stock – 900 shares	—

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
EIN: 54-1394360
Plan Number: 333
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2009
(Dollars in thousands)

Boeing Co	Shares of stock – 107 shares	$6
Boston Scientific	Shares of stock – 1,000 shares	9
Brookfield Asset Management	Shares of stock – 500 shares	11
CSX Corp.	Shares of stock – 203 shares	10
Caterpillar Inc.	Shares of stock – 213 shares	12
Chicago Bridge & Iron Co.	Shares of stock – 360 shares	7
Cisco Sys. Inc.	Shares of stock – 2,000 shares	48
Citigroup Inc.	Shares of stock – 4,924 shares	16
Coca Cola Co.	Shares of stock – 103 shares	6
Conforce Int’l Inc.	Shares of stock – 10,000 shares	1
Crocs Inc.	Shares of stock – 657 shares	4
Entremed Inc.	Shares of stock – 100 shares	—
Exxon Mobile Corp.	Shares of stock – 513 shares	35
Ford Motor Co.	Shares of stock – 1,000 shares	10
Galloway Energy Co.	Shares of stock – 7 shares	—
General Electric Co.	Shares of stock – 1,042 shares	16
Genoil Inc.	Shares of stock – 20,000 shares	2
Gen Vec Inc.	Shares of stock – 175 shares	—
Goldman Sachs Group Inc.	Shares of stock – 124 shares	21
Graco, Inc.	Shares of stock – 797 shares	23
Halliburton Co. Holding Co Family	Shares of stock – 826 shares	25
Hormel George A & Co.	Shares of stock – 102 shares	4
Illinois Tool Works	Shares of stock – 200 shares	10
Intel Corp	Shares of stock – 2,214 shares	45
Ishares Inc MSCI Singapore Index	Shares of stock – 219 shares	3
Ishares Inc MSCI Switzerland Index	Shares of stock – 300 shares	7
Ishares Inc MSCI Japan Index	Shares of stock – 374 shares	4
Ishares Inc MSCI S&P 500 Index	Shares of stock – 111 shares	12
Ishares Inc MSCI S&P 500/ Barra Growth Fd	Shares of stock – 2,000 shares	116
Johnson & Johnson	Shares of stock – 1,216 shares	78
Legg Mason	Shares of stock – 371 shares	11
M I Schottenstein Homes Inc.	Shares of stock – 2,000 shares	21
McCormick & Co. Inc.	Shares of stock – 102 shares	4
McDonalds Corp	Shares of stock – 130 shares	8
Medtronic Inc.	Shares of stock – 531 shares	23
Microsoft Corp.	Shares of stock – 1,080 shares	33
Motors Liq Co.	Shares of stock – 4,000 shares	2
NCR Corp.	Shares of stock – 500 shares	6
NYSE Euronext	Shares of stock - 450 shares	11
Nexmed Inc.	Shares of stock – 1,000 shares	—
Nike, Inc.	Shares of stock – 499 shares	33
Novartis AG ADR	Shares of stock – 543 shares	29
Pacific Webworks Inc.	Shares of stock – 6,380 shares	—
Patterson Companies, Inc.	Shares of stock – 300 shares	8
Peabody Energy Co.	Shares of stock – 125 shares	6
Petroleo Brasileiro SA	Shares of stock – 500 shares	24
Powershares Global Water Port.	Shares of stock – 925 shares	16
Procter & Gamble Co.	Shares of stock – 847 shares	51

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
EIN: 54-1394360
Plan Number: 333
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2009
(Dollars in thousands)

SPDR Gold TR Gold Shares	Shares of stock – 750 shares	$80
Sirius XM Radio Inc.	Shares of stock – 1,000 shares	1
Standard Pacific Corp.	Shares of stock – 6,000 shares	22
Starbucks Corp.	Shares of stock – 200 shares	5
Sysco Corp.	Shares of stock – 571 shares	16
TEVA Pharmaceutical INDS LTD	Shares of stock – 1,010 shares	57
USG Corp.	Shares of stock – 1,500 shares	21
Unilever PLC	Shares of stock – 326 shares	10
U S Gold Corp.	Shares of stock – 1,150 shares	3
United States Nat. Gas Fd LP Unit	Shares of stock – 1,000 shares	10
United Technologies Corp	Shares of stock – 558 shares	39
Unitedhealth Group	Shares of stock – 602 shares	18
Valero Energy Corp.	Shares of stock – 273 shares	5
Vanguard Int’l Equity Index Fd Inc.	Shares of stock – 659 shares	27
Verizon Communications	Shares of stock – 500 shares	17
Visa Inc.	Shares of stock – 200 shares	17
Waste Management Inc.	Shares of stock – 300 shares	10
Wellpoint Inc.	Shares of stock – 60 shares	3
Wells Fago & Co	Shares of stock – 1,027 shares	28
XTO Energy Inc	Shares of stock – 400 shares	19
Put (Leap 2011) VBA Bank of America	Shares of stock – 20 shares	3
Put (Leap 2011) VDS Disney Walt Co	Shares of stock – 50 shares	1
Put General Electric Co.	Shares of stock – 50 shares	—
Put (Leap 2011) VRR Marriott Int’l	Shares of stock – 25 shares	3
Put (Leap 2011) VPE Pfizer Inc.	Shares of stock – 40 shares	1
Put (QAV) Powershares QQQ	Shares of stock – 80 shares	—
Put (OQQ) Powershares QQQ	Shares of stock – 10 shares	—
Put (Leap 2002) Starbucks Corp.	Shares of stock – 30 shares	—
Put (SQX) Starbucks Corp.	Shares of stock – 25 shares	—
Annaly Mortgage Management Inc	Shares of stock – 1,000 shares	17

		$1,471

Interest-bearing cash	Cash held for pending investments and participant distributions in interest-bearing call accounts	$2,879
Non interest-bearing cash	Cash held for pending trades into or from the Brokeragelink account	145

		$3,024

* Participant loans – other	Participant loans with various rates of interest from 4.25% to 10.50% and maturity dates through December 2024	$4,175

		$211,919

*	Party in interest.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.
June 29, 2010

NVR, Inc.
By:	/s/ Kevin N. Reichard
Kevin N. Reichard
Plan Administrator

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm